Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Cartesian, Inc.
at
$0.40 Net Per Share
by
Cartesian Holdings, Inc.
a wholly owned direct subsidiary of
Cartesian Holdings, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MAY 11, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Cartesian Holdings, Inc., a Delaware corporation (which we refer to as “Merger Sub”), a wholly owned direct subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares (the “Shares”) of common stock, par value $0.005 per share (the “Common Stock”) , of Cartesian, Inc., a Delaware corporation (which we refer to as “Cartesian” or the “Company”), at a purchase price of $0.40 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Cartesian. The Merger Agreement provides, among other things, that as soon as practicable following consummation of the Offer and receipt of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to approve the Merger Agreement (the “Company Required Vote”), and subject to the satisfaction or waiver (to the extent permitted by applicable law) of specified conditions, Merger Sub will be merged (the “Merger”) with and into Cartesian, with Cartesian continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Cartesian or Merger Sub, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Cartesian will cease to be a publicly traded Company and will become wholly owned by Parent.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer, together with the Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding. The “Governmental Restraint Condition” requires the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Cartesian, among other things, has unanimously (i) declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (such transactions and the Merger are referred to collectively herein as the “Transactions”) are fair to and in the best interests of Cartesian and its stockholders, (ii) in accordance with the Delaware General Corporation Law (“DGCL”), approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Cartesian enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be effected following a vote on the adoption of the Merger Agreement by Cartesian stockholders, if a Company Required Vote is required by Delaware law and the Merger Agreement, to approve the Merger and (iv) resolved to recommend that Cartesian's stockholders accept the Offer and tender their Shares in the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Depositary and Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

If delivering via a USPS Service:	If delivering via UPS, Fedex or Overnight Courier:

Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions:
Telephone: (855) 793-5068
Email: shareholder@broadridge.com

April 10, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to one minute after 11:59 p.m., New York City time, on May 11, 2018 (the “Expiration Date,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the “Summary Term Sheet”), or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

*      *      *      *      *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address, telephone number and email address set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Cartesian contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Merger Sub by Cartesian or has been taken from or is based upon publicly available documents or records of Cartesian on file with the SEC or other public sources as of the date hereof. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.005 per share (“Common Stock”), of Cartesian, Inc. (the “Shares”).

Price Offered Per Share	$0.40 net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.

Scheduled Expiration of Offer	At one minute after 11:59 p.m., New York City time, on May 11, 2018, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Cartesian Holdings, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (“Parent”).

Who is offering to purchase my Shares?

Cartesian Holdings, Inc. (“Merger Sub”), a wholly owned direct subsidiary of Cartesian Holdings, LLC (“Parent”), is offering to purchase for cash all of the outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Merger Sub will be merged with and into Cartesian (the “Merger”) and ancillary activities in connection with the Offer and the Merger. Murry N. Gunty is the controlling equityholder of Blackstreet Capital Investors, LLC, a Delaware limited liability company, which is the controlling equityholder of BCH Investors, LLC, a Delaware limited liability company, which is the controlling equityholder of Blackstreet Capital Holdings, LLC (“BCH”), which is the controlling equityholder of Parent.

See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Cartesian Holdings, LLC alone, the term “Merger Sub” to refer to Cartesian Holdings, Inc. alone and the terms “Cartesian” and the “Company” to refer to Cartesian, Inc. alone.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and all of the equity interests in, Cartesian. If the Offer is consummated, pursuant to this Offer to Purchase and the Merger Agreement, Parent intends thereafter to cause Merger Sub to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Cartesian would cease to be a publicly traded company and would be a direct wholly owned subsidiary of Parent.

See Section 12 — “Purpose of the Offer; Plans for Cartesian.”

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.40 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 —”Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and Cartesian have entered into an Agreement and Plan of Merger, dated as of March 21, 2018 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent Merger. If the Minimum Condition (as defined below) and the other conditions to the Offer are satisfied or waived on or before the Expiration Date and we consummate the Offer, we intend to effect the Merger as soon as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer following a vote on the adoption of the Merger Agreement by the Cartesian stockholders if such vote is required. If 90% or more of the outstanding shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub's board of directors without the need for a Company Required Vote pursuant to Section 253 of the Delaware General Corporation Law.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to pay for the Shares?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of certain outstanding Cartesian equity awards that will be cashed out at the Effective Time (as defined below) is approximately $3.8 million, plus related fees and expenses. Parent plans to provide Merger Sub with the necessary funds to pay for the Offer with Parent's or its affiliates’ cash on hand. Parent will receive a contribution in the amount of the foregoing aggregate Offer Price and Merger Consideration (as defined below) from its equity holders.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer and the Merger are not subject to any financing condition;
•	as described above, we expect to have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as soon as practicable after the Offer Acceptance Time (as defined below); and

•	if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Cartesian stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Cartesian) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., New York City time, on May 11, 2018, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The time of acceptance for payment and purchase of all Shares validly tendered (and not properly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time,” and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond July 31, 2018 (such date, the “Outside Date”). We may not extend the Offer beyond such date without the prior written consent of Cartesian.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not less than ten (10) business days each (or such other period as Parent, Merger Sub and Cartesian may agree) in order to permit the satisfaction of the Offer Conditions (as defined below); provided that Merger Sub shall not be required to extend the Offer beyond the earlier to occur of the termination of the Merger Agreement or July 31, 2018. Offeror cannot extend the Offer beyond such date without the prior written consent of Cartesian. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver on or before the Expiration Date of the following conditions (the “Offer Conditions”):

•	that the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer, together with the Shares then owned by Parent and its wholly-owned subsidiaries, represent at least one Share more than 50% of all Shares then outstanding (the “Minimum Condition”);

•	the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger (the “Governmental Restraint Condition”);
•	the accuracy of representations and warranties made by Cartesian in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);
•	the performance or compliance by Cartesian, in all material respects, with all of its obligations, agreements and covenants required to be complied with or performed by it under the Merger Agreement prior to the Offer Acceptance Time and such failure to comply or perform shall not have been cured by the Offer Acceptance Time (the “Covenants Condition”);
•	since the date of the Merger Agreement, there has not been any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Merger Agreement; Other Agreements — Representations and Warranties”;
•	that Merger Sub has received a certificate of Cartesian, executed by an executive officer of Cartesian to the effect that the Representations Condition and the Covenants Condition have been satisfied; and
•	the absence of a termination of the Merger Agreement in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Merger Sub expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, not inconsistent with the Merger Agreement, on or before the Expiration Date. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Cartesian, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the amount of the Offer Price, (iii) amend, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer in addition to the Offer Conditions, (v) except as otherwise required or expressly permitted by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (viii) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

See Section 15 — “Conditions of the Offer.”

What does Cartesian's board of directors think about the Offer?

The board of directors of Cartesian (the “Cartesian Board”) has unanimously:

•	declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders;
•	in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement;
•	resolved that the Merger Agreement and the Merger shall be effected following a vote on the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares if a stockholder vote is required to approve the Merger; and
•	resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer (such recommendation, the “Cartesian Board Recommendation”).

A more complete description of the reasons for the Cartesian Board’s approval of the Offer and the Merger, and its recommendation to holders of Shares, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other holders of Shares in connection with the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Cartesian.”

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depository, or follow the procedures for book-entry transfer set forth in Section 3– “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, in either case, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.
•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice. Please call the Information Agent (as defined below) if you are located outside the United States or Canada.
•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered no later than the Expiration Date. You should contact the institution that holds your Shares for more details.

Cartesian stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act , Shares may also be withdrawn at any time after June 11, 2018, which is the business day immediately following the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Cartesian continue as a public company?

No. If 90% or more of the outstanding shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub’s board of directors without the need for a Company Required Vote pursuant to Section 253 of the Delaware General Corporation Law. If the Offer is completed, but less than 90% of the outstanding shares are purchased in the Offer, as soon as practicable following the consummation of the Offer, we expect to call a special meeting of Cartesian stockholders to approve the Merger Agreement. If the holders of more than fifty percent (50%) of the outstanding shares vote to approve the Merger Agreement and the other conditions set forth in the Merger Agreement are satisfied or waived, the Merger will be completed. Upon completion of the Merger, the Surviving Corporation will then become a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than 50% of all Shares then outstanding, and thus the Minimum Condition is satisfied, then, in accordance with the terms of the Merger Agreement and the other conditions to the Merger are satisfied or waived, Merger Sub will effect a second-step merger as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer following a vote on the adoption of the Merger Agreement by the Cartesian stockholders if a meeting of the stockholders (“Company Stockholder Meeting”) is required to approve the Merger.

See Section 1 — “Terms of the Offer.”

If the Merger takes place, Parent will own all of the Shares of Cartesian and all Cartesian stockholders who did not tender their Shares, will have their Shares converted into the right to receive the same cash consideration as was payable in the Offer, without interest (the “Merger Consideration”) and less any applicable withholding taxes if they do not validly exercise appraisal rights under Delaware law. There are no appraisal rights available in connection with the Offer, but stockholders who did not tender their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Cartesian” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law and Section 17 — “Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, including, if required under Delaware law, the Company Required Vote, the Merger will occur as promptly as practicable after the consummation of the Offer and all of the Shares outstanding prior to the Effective Time (subject to limited exceptions for Shares held by Cartesian stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Cartesian) will at the Effective Time be cancelled and converted into the right to receive the Merger Consideration. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is (i) if you do not validly exercise your appraisal rights under Section 262 of the DGCL, you will be paid earlier if you tender your Shares than if you wait for the Merger and (ii) if you intend to validly exercise your appraisal rights under Section 262 of the DGCL, such rights are only available in the Merger.

See the “Introduction,” Section 13 — “Certain Effects of the Offer” and Section 17 — “Appraisal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—”Conditions of the Offer” are satisfied or waived on or before the Expiration Date and we consummate the Offer and accept your Shares for purchase and payment, we will deposit the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

The Depository will pay an amount equal to the number of Shares you tendered multiplied by $0.40 in cash without interest, less any applicable withholding taxes, promptly on or after the Expiration Date, subject to timely received the items described in Section 2 — “Acceptance for Payment and Payment of Shares.” Accordingly, if tendering stockholders delay providing the Depositary with items described in Section 2 — “Acceptance for Payment and Payment of Shares,” they may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the market value of my Shares as of a recent date?

On March 21, 2018, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the OTCQB Marketplace was $0.19. On April 9,

2018, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the OTCQB Marketplace was $0.3832. The Offer Price represents a premium of approximately 135% to the March 21, 2018 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cartesian will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Cartesian securities (including the Shares) or set any record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, Cartesian stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time each option to acquire Shares granted by Cartesian pursuant to a Cartesian equity plan (“Cartesian Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, Cartesian or the holder of that Cartesian Option, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to (a) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Cartesian Option, multiplied by (b) the aggregate number of Shares subject to such Cartesian Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Cartesian Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. The payment of the Option Payment Amount shall be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended (the “Code”) or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of that Cartesian Option for all purposes under the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Cartesian Equity Awards.”

What will happen to my awards of restricted stock in the Offer?

Cartesian awards of restricted stock as defined in the Cartesian equity plan (each a “Cartesian Restricted Share”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Cartesian Restricted Share that is outstanding immediately before the Effective Time whether or not vested, by virtue of the Merger and without any action by Parent, Merger Sub, Cartesian or the holder of that Cartesian Restricted Share, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash equal to the product of $0.40 multiplied by the number of Shares subject to such award plus any accrued but unpaid dividends with respect to such award.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Cartesian Equity Awards.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement with each of the Supporting Stockholders (as defined in Section 11 – “The Merger Agreement; Other Agreements”), which provides that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreement also provides that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The obligations of the Supporting Stockholders are subject to the terms and conditions of the Tender and Support Agreement. The Supporting Stockholders collectively beneficially owned, in the aggregate, 1,004,188 Shares as of March 21, 2018, including Restricted Shares (as defined in the Merger Agreement) and shares issuable upon exercise of Company Options (as defined in the Merger Agreement) or upon vesting of other Company compensatory awards held by the Supporting Stockholders. The aggregate Shares beneficially owned by the Supporting Stockholders represent approximately 10.6% of all Shares outstanding as of April 9, 2018.

See Section 11– “The Merger Agreement; Other Agreements – Tender and Support Agreement.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 —”Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Broadridge Corporate Issuer Solutions, Inc. is acting as our information agent (the “Information Agent”) for the Offer. Stockholders, banks and brokers may call the information Agent at (855) 793-5068 or email at shareholder@broadridge.com. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Cartesian, Inc.:

Cartesian Holdings, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned direct subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares (the “Shares”) of common stock, par value $0.005 per share (“Common Stock”), of Cartesian, Inc., a Delaware corporation (which we refer to as “Cartesian” or the “Company”), at a purchase price of $0.40 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of March 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Cartesian. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Merger Sub will be merged with and into Cartesian (the “Merger”) following approval of the Merger Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Required Vote,” if needed), with Cartesian continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent. If 90% or more of the outstanding Shares are purchased in the Offer, the Merger may be affected under Section 253 of the Delaware General Corporation Law (“DGCL”) by a resolution adopted by the Parent's board of directors without the need for a Company Required Vote.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Cartesian or Merger Sub, which Shares will be cancelled and will cease to exist, or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the same cash consideration as was payable in the Offer, without interest (the “Merger Consideration”) and less any applicable withholding taxes.

Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

As a result of the Merger, Cartesian will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Cartesian stock options, and awards of restricted stock in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, Inc., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), and (ii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer, together with the Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding. The “Governmental Restraint Condition” requires the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Cartesian (the “Cartesian Board”), among other things, has unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of Cartesian and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Cartesian enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be approved by a vote on the adoption of the Merger Agreement by Cartesian stockholders (if required) and (iv) resolved to recommend that Cartesian's stockholders accept the Offer and tender their Shares in the Offer.

A more complete description of the Cartesian Board's reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Cartesian (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to Cartesian stockholders in connection with the Offer. Cartesian stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

Cartesian has advised Parent that, as of the close of business on April 9, 2018, there were 9,387,069 Shares outstanding.

The Merger Agreement provides that Parent shall be entitled to designate all but one of the directors of the Company following the time it purchases shares in the Offer that meet the Minimum Condition. Donald J. Tringali will remain on the Company's Board of Directors through the time that the Merger becomes effective (the “Effective Time”) in order to serve as an independent director with sole authority to vote on matters specified in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements.” Immediately following the Effective Time, the board of directors of the Surviving Corporation will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

The Company has advised Parent that Armory Securities, LLC (“Armory”), independent financial advisor to the Company Board, rendered an opinion to the Company Board to the effect that, as of March 21, 2018 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Offer Price was fair, from a financial point of view, to the holders of Shares (excluding (i) any Shares held by the Company or any Shares irrevocably accepted by Merger Sub for purchase in the Offer and (ii) Dissenting Shares). The full text of the written opinion of Armory, dated as of March 21, 2018, which sets forth, among other things, certain assumptions made, certain procedures followed, certain matters considered, and certain qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex I to the Schedule 14D-9. Armory provided its opinion solely for the use and benefit of the Cartesian Board and its Strategic Review Committee in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Armory does not constitute a recommendation as to how you should act with respect to any matters related to the Offer or the Merger, including whether or not you should tender your Shares in connection with the Offer, enter into a tender or support agreement or exercise any appraisal rights that may be available to you.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Merger Sub consummates the Offer, the Merger will be effective as soon as practicable following receipt of the Company Required Vote, if needed.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”

Cartesian stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered (in accordance with the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares”) and not properly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to one minute after 11:59 p.m., New York City time, on May 11, 2018 (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, Merger Sub shall, irrevocably accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer at 9:00 a.m., New York City time, on the business day immediately following the Expiration Date. We refer to such time of acceptance as the “Offer Acceptance Time.” Promptly following the Offer Acceptance Time (but in any event within three (3) business days thereafter) Merger Sub will cause Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) to pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Governmental Restraint Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not less than ten (10) business days each (or such other period as Parent, Merger Sub and Cartesian may agree) in order to permit the satisfaction of the Offer Conditions. See Section 15 — “Conditions of the Offer.” However, we will not be required to extend the Offer beyond the first to occur of the termination of the Merger Agreement or July 31, 2018 (such date, the “Outside Date”), and cannot extend the Offer beyond such date without the prior written consent of Cartesian. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer on or before the Expiration Date, including the Offer Conditions not inconsistent with the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Cartesian, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the amount of the Offer Price, (iii) amend, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer in addition to the Offer Conditions, (v) except as otherwise required or expressly permitted by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act or (viii) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the limitations in the Merger Agreement, we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly after the Offer Acceptance Time (but in any event within three (3) business days thereafter).

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act). The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or information concerning such tender offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Closing, in accordance with the terms of the Merger Agreement, Merger Sub will effect a second-step merger at the same per Share price paid in the Offer as soon as practicable following a favorable vote on the adoption of the Merger Agreement by the holders of a majority of the outstanding shares (“Company Required Vote”) if such vote is required.

Cartesian has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Cartesian and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies or other nominee whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer” on or before the Expiration Date, we will accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer at 9:00 a.m., New York City time, on the business day immediately following the Expiration Date.

In all cases, the Depository will pay for Shares validly tendered (and not properly withdrawn) and accepted for payment pursuant to the Offer only after timely receipt of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary's account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an

Agent's Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

The term “Agent's Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not properly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, Parent’s and Merger Sub’s obligations to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer; provided that we have agreed that Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly after the Offer Acceptance Time.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a Cartesian stockholder to validly tender Shares pursuant to the Offer, the Depository must receive (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares or a Book-Entry Confirmation (in connection with a book-entry transfer described below), in each case at one of its addresses set forth on the back cover of this Offer to Purchase and prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

The method of delivery of Shares, including through the book-entry transfer, and all other required documents, is at your election and sole risk, and delivery will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the

Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Date; and
•	the Share Certificates for all such validly tendered Shares (or a Book Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC), together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) OTCQB Marketplace trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares or a Book-Entry Confirmation (in connection with a book-entry transfer described above). Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

Acceptance of the Offer. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) by Parent and Merger Sub will be final and binding to the fullest extent permitted by law.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Cartesian stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Cartesian stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Cartesian in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons for U.S. federal income tax purposes that do not otherwise establish an exemption should return a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not United States persons for U.S. federal income tax purposes should submit a properly completed and executed applicable IRS Form W-8, which may be obtained at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder's U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after June 11, 2018, which is the business day immediately following the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —”Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such decision in a court of competent jurisdiction. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. The discussion applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the Offer or the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax, holders who acquired Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of the outstanding stock of Cartesian, persons that are not U.S. Holders, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Shares and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Offer and the Merger to them.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder's adjusted tax basis in the Shares exchanged. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such Shares is more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the applicable withholding agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”

Holders who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer. However, such non-participating holders may incur tax liability as a result of the Merger. Non-participating holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the sale of Shares pursuant to the Offer or the Merger.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares are currently quoted on the OTCQB Marketplace under the symbol “CRTN.” Prior to November 13, 2017, the Shares were quoted on The Nasdaq Stock Market LLC under the symbol “CRTN.” Cartesian advised Parent that, as of the close of business on April 9, 2018, there were 9,387,069 Shares issued and outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two most recently completed fiscal years of Cartesian as well as the first quarter of the current fiscal year through April 9, 2018, in each case as quoted on the OTCQB Marketplace or The Nasdaq Stock Market LLC, as applicable.

	High	Low
Fiscal Year Ended December 31, 2016
First Quarter	$2.25	$1.81
Second Quarter	$2.11	$0.93
Third Quarter	$1.11	$0.56
Fourth Quarter	$1.08	$0.50
Fiscal Year Ended December 31, 2017
First Quarter	$1.57	$0.75
Second Quarter	$0.89	$0.41
Third Quarter	$1.05	$0.44
Fourth Quarter	$1.00	$0.05
Year Ended December 31, 2018
First Quarter	$0.40	$0.10
Second Quarter (through April 9, 2018)	$0.39	$0.38

On March 21, 2018, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the OTCQB Marketplace was $0.17. On April 9, 2018, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the OTCQB Marketplace was $0.3832. The Offer Price represents a premium of approximately 135% to the March 21, 2018 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cartesian will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Cartesian securities (including the Shares) or set any record date therefor.

7.	Certain Information Concerning Cartesian.

General. Cartesian was incorporated under the laws of the State of Delaware in January 1990. Cartesian's Shares are quoted on the OTCQB Marketplace under the symbol “CRTN.” Its principal executive offices are located at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210, and its telephone number is (913) 345-9315. Cartesian is a leading specialist provider of consulting services and managed solutions to the global leaders in the communications, digital media, and technology sectors. The Company offers a portfolio of strategy, management, marketing, operational, and technology consulting services to help its clients build and execute strategies that transform their products, services and organizations and enhance the effectiveness and efficiency of their business operations.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Cartesian is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Cartesian's directors and officers, their remuneration, Cartesian Options, Cartesian Restricted Shares granted to them, the principal holders of Cartesian's securities, any material interests of such persons in transactions with Cartesian and other matters is required to be disclosed in filings with the SEC, the most recent one having been filed with the SEC on April 10, 2018. Such reports and other information are available for inspection at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants, including Cartesian, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Merger Sub.

General.

Each of Parent, a Delaware limited liability company, and Merger Sub, a Delaware corporation, were formed on March 21, 2018 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Each of Parent and Merger Sub have no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub's separate corporate existence will cease and Cartesian will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub accepts for payment Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Merger Agreement, the Offer and the Merger. Merger Sub is a wholly owned direct subsidiary of Parent.

Parent is a wholly owned direct subsidiary of Blackstreet Capital Holdings, LLC, a Delaware limited liability company (“BCH”). BCH Investors, LLC, a Delaware limited liability company (“BCH Investors”), is the controlling equityholder of BCH. Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”, and together with BCH, BCH Investors, Parent and Merger Sub, the “Offeror Group”), is the controlling equityholder of BCH Investors, and is controlled by Murry N. Gunty. BCH, BCI and BCH Investors are private companies that are engaged in owning and operating privately held businesses.

The address of Offeror Group’s principal executive offices is 5425 Wisconsin Ave, Suite 701, Chevy Chase, MD 20815 and their telephone number is (240) 223-1333.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Offeror Group, as applicable, are listed in Schedule I to this Offer to Purchase.

During the last five years, except as described below, none of the Offeror Group or, to the best knowledge of members of the Offeror Group, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

In 2016, Blackstreet Capital Management, LLC (“BCM”) and Murry N. Gunty agreed to consent to an order imposing remedial sanctions and a cease-and- desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action). The SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Exchange Act Section 15(a) and Advisers Act Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder. The Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

As a result of the Tender and Support Agreement (as defined in Section 11 – “The Merger Agreement; Other Agreements ”), Merger Sub, Parent and BCH may each be deemed to be the beneficial owner of an aggregate of 1,004,188 Shares as of March 21, 2018 (or approximately 10.6% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 21, 2018).

Except as provided in the Merger Agreement, pursuant to the Tender and Support Agreement, or as otherwise described in this Offer to Purchase, (i) none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of the Offeror Group or any of the persons so listed beneficially owns or has any right to acquire, directly or directly, any Shares and (ii) none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group , any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group , any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cartesian (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Cartesian or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of the members of the Offeror Group , any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cartesian or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Parent may offer certain members of the Cartesian management team the opportunity to invest in Merger Sub (as the Surviving Corporation), by either making a cash investment in the Surviving Corporation or exchanging their Shares for equity interests in the Surviving Corporation with an equivalent value, or through option grants. Specific terms of a potential investment or equity interest in Surviving Corporation have yet to be finalized. In addition, there is currently no commitment to make such an investment or to accept such an investment, and neither the Offer nor the Merger is conditioned upon any employee or director of Cartesian entering into any agreement, arrangement or understanding concerning such investment.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available for inspection at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent and Merger Sub have filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer and the Merger are not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is being made to purchase all issued and outstanding Shares solely for cash, (iii) there is no financing condition to the completion of the Offer or the Merger and (iv) if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Cartesian stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price), we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding Cartesian equity awards that will be cashed out at the Effective Time pursuant to the Merger Agreement and other individual agreements is approximately $3.8 million, plus related fees and expenses. Parent plans to provide Merger Sub with the necessary funds to pay for the Offer with Parent's or its affiliates’ cash on hand. Parent will receive a contribution in the amount of the foregoing aggregate Offer Price and Merger Consideration from its equity holders.

10.	Background of the Offer; Past Contacts or Negotiations with Cartesian.

The following is a description of significant contacts between representatives of Parent and Merger Sub, on the one hand, and representatives of the Company, on the other hand, that resulted in the execution of the Merger Agreement, the other agreements related to the Offer and the commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9, which will be filed with the SEC and which is being mailed to its stockholders with this Offer to Purchase.

Background of the Offer

The following is a description of material contacts between representatives of BCH, Parent, or Merger Sub or their respective related parties with representatives of Cartesian that resulted in the execution of the Merger Agreement. For a review of Cartesian's additional activities, please refer to the Schedule 14D-9 that will be filed by Cartesian with the SEC and mailed to Cartesian stockholders.

On November 28, 2017, Jim Serafin, Senior Director of Global Operations of the Company introduced BCH as a possible participant in the strategic alternatives process that the Company’s Strategic Review Committee (“SRC”) announced on November 2, 2017. Mr. Serafin requested the Company provide the process nondisclosure agreement and introduced BCH to representatives of Armory Securities, LLC (“Armory”), the Company’s financial advisor.

On November 30, 2017, Armory provided an initial diligence package and a draft Merger Agreement to BCH.

On December 5, 2017, BCH participated in a high-level management presentation conducted by members of Company management and attended by representatives of Armory. Following this management presentation, BCH participated in follow-up due diligence sessions with members of the Company’s management. Representatives of Armory also attended these sessions.

On December 6, 2017, an initial bid instruction letter was distributed on behalf of the Company to BCH. The letter indicated a deadline for submitting a preliminary non-binding letter of intent by December 8, 2017.

On December 11, 2017, BCH submitted a non-binding offer letter to Armory. The offer stated that to accomplish a transaction based on the Company’s current financial condition, the Company would be required to enter into an insolvency proceeding.

On December 13, 2017, on behalf of the Company, representatives of Armory informed BCH that the Company Board had determined that BCH’s December 11th proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company.

On January 17, 2018, BCH submitted a revised non-binding offer letter to Armory that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an all-cash asset purchase of the Company for $7 million on a cash-free, debt free basis. The additional terms and conditions effectively eliminated any consideration to shareholders. The closing price for the Company’s common stock on that day was $0.22 per share.

On January 22, 2018, on behalf of the Company, representatives of Armory informed BCH that the Company SRC had determined that BCH’s January 17th proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company. The Company would entertain a Merger which provided a control premium in line with market averages.

On January 24, 2018, BCH requested a call with Executive Chairman of the Company, Don Tringali, to understand deal requirements. After the Company set expectations, BCH participated in a high-level management presentation conducted by members of Company management and attended by representatives of Armory. Following this management presentation, BCH participated in follow-up due diligence sessions with members of the Company’s management. Representatives of Armory also attended these sessions.

On January 30, 2018, BCH submitted a revised non-binding proposed plan of merger to Armory that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an acquisition of the Company at a price of $.25 per share: $0.10 in cash at closing and $0.15 contingent upon the Company exceeding an EBITDA threshold. The closing price for the Company’s common stock on that day was $0.18 per share.

On February 19, 2018, BCH’s outside legal counsel, Manatt, Phelps & Phillips, LLP (“MPP”), provided BCH’s initial comments on the draft merger agreement.

On March 1, 2018, the Company’s outside legal counsel, Stinson Leonard Street LLP (“Stinson”) provided comments to the draft merger agreement. From March 1 through March 20, 2017, representatives of Stinson and MPP exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related agreements.

On March 6, 2018, BCH submitted a revised non-binding proposed plan of merger to Armory that did not provide a price but included other key elements including the concept of a net consideration to shareholders, working capital financing and an expedited timeline.

On March 9, 2018, the Company offered BCH an opportunity to have an additional diligence session with management. After the diligence meeting and follow-up due diligence sessions, MPP provided the Company with a revised merger agreement which provided for an acquisition of the Company at a price of $0.32. The closing price for the Company’s common stock on that day was $0.19.

On March 16, 2018, Armory informed Mr. Gunty that the SRC and the Cartesian Board had determined that BCH would need to raise its merger consideration to $0.40 per share in cash at closing in order for the entire Company to be sold.

On March 16, 2018, representatives of BCH contacted representatives of Armory and indicated that BCH, through Parent and Merger Sub, intended to provide for an all-cash acquisition of the Company at a price of $0.40 per share. The closing price for the Company’s common stock on that day was $0.14 per share.

On March 18, 2018, a call was held among Mr. Gunty, MPP, Don Tringali, Stinson and Armory to discuss certain open matters concerning the proposed acquisition of the Company by Parent and Merger Sub. These discussions included removal of certain liens, providing notice to certain existing creditors of the Company, as a pre-condition to the Company obtaining a working capital loan in the amount of $1 million, and conditions upon which certain outstanding debt would be assumed. Stinson and Armory proposed changing the structure of the acquisition to a tender offer for all shares followed by a merger to convert all of the non-tendered shares into cash, in each case at $0.40 per share. BCH and MPP concurred with the revised structure.

From March 16 through March 20, 2017, representatives of Stinson and MPP exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related agreements.

Following the approval by the Cartesian board of directions, the Company, Parent and Merger Sub executed the Merger Agreement on March 21, 2018.

On March 22, 2018, Cartesian issued a press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Cartesian, Parent and Merger Sub and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The following summary of certain provisions of the Merger Agreement and related agreements and instruments and the transactions contemplated thereby (including the Offer and the Merger), does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, Amendment No. 2 to the Rights Agreement, the Working Capital Note, the Security Agreement, the Debenture and the Support Agreement, which are filed as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) to the Schedule TO of which this Offer to Purchase forms a part, respectively, and incorporated herein by reference. The Merger

Agreement and related transaction documents may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Cartesian stockholders and other interested parties should read the Merger Agreement and related transaction documents for a more complete description of the provisions summarized below. The Merger Agreement has been provided solely to inform holders of Shares of its terms. It is not intended to provide any other factual information about Parent, Merger Sub or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the proposed Merger or the other transactions contemplated by the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

Merger Agreement

The Merger Agreement has been included to provide Cartesian stockholders with information regarding its terms and is not intended to provide any financial or other factual information about Cartesian, Parent or Merger Sub. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent, Merger Sub or Cartesian. Accordingly, Cartesian stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent, Merger Sub or Cartesian and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

The Offer. Merger Sub's obligation to accept for payment and pay for Shares validly tendered (and not properly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer” on or before the Expiration Date. Subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer” on or before the Expiration Date, the Merger Agreement provides that (i) Merger Sub shall, irrevocably accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer at 9:00 a.m., New York City time, on the business day immediately following the Expiration Date and (ii) promptly after the Offer Acceptance Time (and in any event within three (3) business days), Parent will deposit the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent and transfer agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase and payment. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on May 11, 2018, unless one or more Offer Conditions is not satisfied or waived as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Acceptance Time,” and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing.”

Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer on or before the Expiration Date, including the Offer Conditions, not inconsistent with the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Cartesian, Merger Sub is not permitted to:

•	reduce the number of Shares subject to the Offer;
•	reduce the amount of the Offer Price;
•	amend, modify or waive the Minimum Condition;
•	impose additional conditions to the Offer in addition to the Offer Conditions,;
•	except as otherwise required or expressly permitted by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise modify the Expiration Date;
•	change the form of consideration payable in the Offer;
•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act; or
•	otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is required to extend the Offer. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Merger Sub must extend the Offer:

•	as required by applicable law; and
•	if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not more than ten (10) business days each (or such other period as Parent, Merger Sub and Cartesian may agree) in order to permit the satisfaction of the Offer Conditions; provided, that Merger Sub shall not be required to extend the Offer beyond the earlier to occur of the termination of the Merger Agreement or July 31, 2018.

However, Merger Sub is not required to, and without Cartesian's consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Merger Sub has agreed that it will promptly terminate the Offer, and will not purchase any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Directors Prior to the Effective Time. The Merger Agreement provides that Parent shall be entitled to designate all but one of the directors of the Company following the time it purchases shares in the Offer that meet the Minimum Condition. Donald J. Tringali will remain on the Company's Board of Directors through the Effective Time in order to serve as an independent director with sole authority to vote on the following matters: (i) the amendment or waiver of any provision of the Merger Agreement or the related transaction documents, (ii) the amendment or waiver of any of the terms or conditions of the Offer, including any of the Offer Conditions, in any manner not permitted by the Merger Agreement, (iii) any action of the Company Board under Section 8.7 of the Merger Agreement, including with respect to a Superior Proposal as permitted by the Merger Agreement, (iv) the decision to terminate the Merger Agreement, (v) filling the vacancy in the Company Board that was occupied by the independent director, (vi) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (vii) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or the holders of Common Stock, or (viii) or any other action by the Company Board where there is a conflict of interest between Parent or Merger Sub, on one hand, or the holders of Shares that remain outstanding after the Offer Acceptance Time, on the other hand. Immediately following the Effective Time, the board of directors of the Surviving Corporation will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Cartesian, and the separate corporate existence of Merger Sub will cease, and Cartesian will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251 of the DGCL and will be effected as soon as practicable following the Offer Closing and following any required vote on the adoption of the Merger Agreement by the Cartesian stockholders. If 90% or more of the outstanding shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub's board of directors without the need for a Company Required Vote pursuant to Section 253 of the DGCL.

Subject to the requirements described under the heading “Directors' and Officers' Indemnification and Insurance” below, the certificate of incorporation and the bylaws of the Surviving Corporation at and immediately after the Effective Time will be the same as the certificate of incorporation and the bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Cartesian, Inc.”

The obligations of Cartesian, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Merger Sub must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer;
•	the Merger Agreement must have been approved by any required vote of the Cartesian stockholders; and
•	the absence of any order, applicable law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Merger.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share outstanding immediately prior to the Effective Time of the Merger (other than Shares owned by (i) Cartesian or Merger Sub, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the Merger Consideration less any applicable withholding taxes.

The holders of share certificates and/or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares (or affidavit of loss in lieu thereof) in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration payable in respect thereof, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Cartesian Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time:

•	each option to acquire Shares granted by Cartesian pursuant to a Cartesian equity plan (each, a “Cartesian Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, Cartesian or the holder of that Cartesian Option, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to (a) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Cartesian Option, multiplied by (b) the aggregate number of Shares subject to such Cartesian Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Cartesian Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. The payment of the Option Payment Amount shall be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended (the

“Code”) or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of that Cartesian Option for all purposes under the Merger Agreement.

•	each award of restricted stock as defined in a Cartesian equity plan (each, a “Cartesian Restricted Share”) that is outstanding immediately before the Effective Time whether or not vested, by virtue of the Merger and without any action by Parent, Merger Sub, Cartesian or the holder of that Cartesian Restricted Share, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Shares subject to such award of Cartesian Restricted Shares plus (ii) all dividends, if any, accrued but unpaid as of the Effective Time with respect to such award of Cartesian Restricted Shares regardless of any prior election the holder of any such award of Cartesian Restricted Shares may have made with respect to the payment of such accrued but unpaid dividends.

Representations and Warranties.

In the Merger Agreement, Cartesian has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	organization and power;
•	organization and power of subsidiaries, foreign qualifications;
•	corporate authorization; enforceability;
•	subsidiaries;
•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;
•	capitalization;
•	financial statements and SEC filings;
•	disclosure controls and procedures, and internal control over financial reporting;
•	absence of undisclosed liabilities;
•	absence of certain changes;
•	absence of litigation, arbitration and similar proceedings;
•	material contracts;
•	employee benefit matters;
•	labor and employment matters;
•	taxes;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	insurance;
•	compliance with laws, permits and regulatory matters;
•	transactions with affiliates;
•	the opinion of Cartesian's financial advisor;
•	Cartesian’s Rights Agreement;
•	brokers and other advisors;
•	state takeover laws;

•	accounts receivable;
•	accuracy of information supplied for the Offer, Schedule 14D-9 and any proxy statement; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Cartesian are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” with respect to Cartesian means any fact, change, event, condition, or occurrence (each, an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate with any one or more other Effects, materially adverse to the business, assets, results of operations or condition (financial or otherwise) of Cartesian and its subsidiaries, taken as a whole, or Cartesian’s ability to consummate the transactions contemplated by the Merger Agreement on a timely basis. However, “Company Material Adverse Effect” shall not include any such Effect arising out of, or resulting from:

•	the public announcement of the Merger Agreement or the transactions contemplated thereby or any actions required to be taken (or refrained from being taken) in compliance therewith or otherwise with the consent of the other party hereto, including the impact thereof on relationships of Cartesian or any of its subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Cartesian or any of its subsidiaries has any relationship and including any litigation brought by any stockholder of the Cartesian in connection with the transactions contemplated by the Merger Agreement;
•	any failure by Cartesian to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date the Merger Agreement (it being understood that this clause does not and shall not be deemed to apply to the underlying cause or causes of any such failure);
•	any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable or potentially applicable to the industries in which the Cartesian or its subsidiaries operate;
•	changes generally affecting the industries in which the Cartesian or its subsidiaries operate that are not specifically related to the Cartesian and its subsidiaries;
•	changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy;
•	any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster; or
•	(i) a demand for redemption of the Secured Loan Note Deed dated March 18, 2014, issued by Cartesian Limited to Elutions Capital Ventures S.à r.l. (the “Elutions Note”) (ii) the initiation or prosecution of any legal action or arbitration to enforce or collect the Elutions Note or collect on or enforce the Guaranty dated March 18, 2014 issued by The Management Network Group, Inc. in favor of Elutions Capital Ventures S.à r.l. (the “Elutions Note Guaranty”), (iii) the entry of any final judgment requiring the payment of all or any part of the Elutions Note or the Elutions Note Guaranty (including any interest, assessments, additional damages of any type and other charges paid or payable in connection with, or in respect of, such judgment or settlement), or (iv) any litigation costs (including fees and expenses of counsel for the Cartesian, or any of its subsidiaries or their respective affiliates) incurred by the Cartesian or any of its subsidiaries or their respective affiliates in connection with any of the matters referenced in this clause;

except, in the cases of the fourth and fifth bullet points set forth above, if such effect disproportionately affects Cartesian and its subsidiaries, taken as a whole, compared with other participants in the industry in which Cartesian and its subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Company Material Adverse Effect.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to Cartesian with respect to, among other things:

•	organization and power;
•	corporate authorization;
•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;
•	capitalization of Merger Sub and purpose of its formation, and ownership of Cartesian common stock;
•	brokers and other advisors;
•	Parent’s independent investigation of Cartesian; and
•	accuracy of information supplied for the Offer, Schedule 14D-9 and any proxy statement; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent and Merger Sub means a material adverse effect on the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole or a material adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by the Merger Agreement on a timely basis. However, “Parent Material Adverse Effect” shall not include any such Effect arising out of, or resulting from:

•	any adverse change, effect, event or occurrence, state of facts or developments to the extent the public announcement or the pendency of the Merger Agreement or the transactions contemplated thereby or any actions required to be taken (or refrained from being taken) in compliance therewith or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of Parent or any of its subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Parent or any of its subsidiaries has any relationship and including any litigation brought by any shareholder of Cartesian or Parent in connection with the transactions contemplated thereby;
•	any failure by Parent to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood that this clause does not and shall not be deemed to apply to the underlying cause or causes of any such failure),
•	any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which Parent or its subsidiaries operate;
•	changes generally affecting the industries in which Parent or its subsidiaries operate that are not specifically related to Parent and its subsidiaries and do not have a materially disproportionate adverse effect on the Parent and its subsidiaries, taken as a whole;
•	changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on the Parent and its subsidiaries, taken as a whole; or
•	any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster.

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Cartesian has agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, order or any requirement of any governmental authority, or as expressly required or permitted by the Merger Agreement, Cartesian will and will cause each of its subsidiaries to use commercially reasonable efforts to (i) conduct its business in the ordinary course of business consistent with past practice, and (ii) maintain and preserve substantially intact its business organization and the goodwill of those having business or other third party relationships with it and retain the services of its present officers and key employees.

Cartesian has further agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, order or any requirement of any governmental authority, or as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), Cartesian will not, and will not permit any of its subsidiaries to:

•	amend any of its organizational documents;
•	set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;
•	(i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase, settle or otherwise acquire, directly or indirectly, any shares of its capital stock or equity securities or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or alternative interests, (iii) grant any person any right, warrant or option to acquire any shares of its capital stock, equity securities or alternative interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or alternative interests except as required by any agreement in effect on the date the Merger Agreement or (iv) issue, deliver or sell any additional shares of its capital stock, equity securities or alternative interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, equity securities or alternative interests (in each case, other than pursuant to (x) the exercise of the Cartesian Options and (y) the vesting of Cartesian Restricted Shares);
•	sell, transfer, license, lease, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any person (other than a direct wholly owned subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) in the ordinary course of business consistent with past practice, including sales of repossessed assets, (ii) dispositions of obsolete or worthless assets, (iii) sales of loans, receivables and other assets pursuant to the current factoring relationship between Cartesian, Cambridge Strategic Management Group, Inc. and RVA Consulting LLC with RTS Financial Service, Inc. and Cartesian Limited's factoring relationship with RBS Invoice Finance Limited of Smith House in the ordinary course of business consistent with past practice;
•	make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other person other than a wholly owned subsidiary of Cartesian, except as expressly required by the terms of any contracts or agreements in force at the date of the Merger Agreement;
•	enter into, renew, extend, amend or terminate any contract, lease or agreement (i) that is or would be a material agreement to which Cartesian or any affiliate is a party, and which (A) are required to operate the business of Cartesian in the manner currently operated, or (B) cannot be terminated without penalty, premium or other termination fee; (ii) that is or would include any pension, retirement, profit-sharing, deferred compensation, vacation, severance, medical, vision, dental, disability, life insurance or other employee benefit plan or pursuant to which Cartesian has any liability and which provides benefits to any employee, director or consultant of Cartesian, and which are generally available to employees; or (iii) that is or would be a lease with respect to the owned real property or leased real property, except that the Cartesian may (i) vacate its office space at Two Financial Center, Boston and (ii) enter into a short term lease for alternative space with a fixed term of not more than 6 months;
•	(i) increase, or commit to increase, the compensation or severance payable (including by granting or increasing the rate or terms of any salary, bonus, pension or other compensation pursuant to the terms of any employee benefit plan, policy, agreement or arrangement) to any of its employees, directors or independent contractors, (ii) pay any severance, except as required by any agreement in effect on the date the Merger Agreement, or (iii) amend, establish or enter into any pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any stock options or other stock-based compensation;

•	enter into any new material line of business outside of its existing business;
•	repurchase, prepay or incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another person, or make any loans, advances of capital contributions to, or investments in, any other person;
•	make or change any material tax election or settle or compromise any tax liability of Cartesian or any of its subsidiaries;
•	make any material changes in its accounting methods or method of tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP ;
•	effect or permit, with respect to the Company and any Subsidiary of the Company, a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;
•	except as expressly permitted by the Merger Agreement, take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger not being satisfied;
•	institute, settle, or compromise any legal action involving the payment of monetary damages by Cartesian or any of its subsidiaries of any amount exceeding $250,000 in the aggregate, other than (i) any legal action brought against Parent or Merger Sub arising out of a breach or alleged breach of the Merger Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on Cartesian's balance sheet; provided, that neither Cartesian nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Cartesian's business; or
•	agree to, or make any commitment to, take or announce any of the foregoing actions.

Parent has agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, order or any requirement of any governmental authority, or as consented to in writing by Cartesian (such consent not to be unreasonably withheld, delayed or conditioned), Parent will not, and will not permit any of its subsidiaries to:

•	alter through merger, liquidation, reorganization, restructuring or in any other manner the corporate structure or organization of Parent or (ii) engage in any action or enter into any transaction or series of transactions, or permit any action to be taken or transaction or series of transactions to be entered into, that, in the case of either clause (i) or clause (ii), could reasonably be expected to delay the consummation of, or otherwise adversely affect, the Merger or any of the other transactions, including withdrawing or modifying, in a manner adverse to Cartesian, the approval by the Board of Directors of Parent of the Merger Agreement or the Merger;
•	acquire (whether through merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any person or any business or division thereof, unless such acquisition or agreement would not (i) impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to consummate the Merger or any of the other transactions contemplated hereby, (ii) increase the risk of any governmental entity entering an order prohibiting the consummation of the Merger or any of the transactions contemplated by the Merger Agreement or (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or
•	agree to, or make any commitment to, take or announce any of the foregoing actions

No Solicitation. From the date of the Merger Agreement and continuing until the earlier of the Offer Acceptance Time, the Effective Time and the termination of the Merger Agreement, the Company and its subsidiaries and their respective officers and directors agreed to, and the Company agreed to instruct and cause its and its subsidiaries' other representatives to, cease and cause to be terminated any discussions or negotiations with any person that would otherwise be prohibited by the Merger Agreement. Promptly following the execution of the Merger Agreement, the Company was required to deliver a written notice to each such person to the effect that, the Company was ending all discussions and negotiations with such person with respect to any Alternative Proposal (as defined below), effective on and from date of the Merger Agreement, and requesting such person to promptly return or destroy all confidential information concerning the Company and/or its subsidiaries. In addition, from the date of the Merger Agreement and continuing until the earlier to occur of the Offer Acceptance Time, the Effective Time and the termination of the Merger Agreement, the Company and its subsidiaries may not, and must cause its and their respective representatives not to, directly or indirectly, (i) solicit (including by way of furnishing non-public information), initiate or knowingly encourage or facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal, (ii) furnish to any person (other than Parent or Merger Sub or their respective designees) any non-public information relating to the Company and/or its subsidiaries, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and/or its Subsidiaries (other than Parent or Merger Sub or their respective designees), in any such case relating to an Alternative Proposal or any inquiries or the making of any proposal that could lead to an Alternative Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal with any person, except to notify such person as to the existence and content of the provisions of the Merger Agreement, or (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement (except for any portion of any such standstill or confidentiality agreement that restricts the ability of a person to communicate an Alternative Proposal to the Company's Board of Directors), or anti-takeover laws.

However, until the Merger Agreement is approved by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Required Vote”), the Company may, directly or indirectly through one or more affiliates or representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company and/or its subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its subsidiaries to, a person or group of persons that makes a bona fide Alternative Proposal (under circumstances in which the Company has complied with its non-solicitation obligations under the Merger Agreement; provided, however, that the Company must promptly make available to Parent and Merger Sub any material non-public information concerning the Company and/or its subsidiaries that is provided to any person given such access which was not previously made available to Parent or Merger Sub or their respective representatives (which requirement may be satisfied by posting such information in the Company’s online data room); and provided further that, prior to initiating any such action, the Company's Board of Directors must determine in good faith (after consultation with its financial advisor and outside legal counsel) that such Alternative Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to result in a Superior Proposal; and provided further that prior to furnishing such information or access to, or entering into substantive discussions or negotiations with, such person(s), (i) the Company must receive from such person(s) an executed Acceptable Confidentiality Agreement (as defined below) and (ii) the Company must notify Parent to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such person(s).

The Company must promptly notify Parent in writing of any Alternative Proposal made after the date of the Merger Agreement, and specify the material terms and conditions of any such Alternative Proposal, including the identity of the person(s) making such Alternative Proposal. The Company agreed that neither the Company nor any of the Company's subsidiaries will enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement that prohibits the Company from providing such information to Parent.

At any time after the execution of the Merger Agreement, the Company Board may not (i) resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent and Merger Sub (a “Company Recommendation Change”); (ii) approve or recommend any Alternative Proposal; or (iii) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Proposal Agreement”) relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of the Merger Agreement) or authorize, approve or publicly recommend an Alternative Proposal or any agreement, understanding or arrangement relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of the Merger Agreement).

If at any time prior to the time that the Merger Agreement is approved by the Company Required Vote the Company receives a bona fide written Alternative Proposal from any Person that is not withdrawn and that the Company’s Board of Directors concludes in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal or in connection with a Fiduciary Change (as defined below), the Company Board may (i) effect a Company Recommendation Change, and/or (ii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company, any Superior Proposal and/or authorize the Company to terminate the Merger Agreement in accordance with its terms to enter into or consummate an Alternative Proposal Agreement with respect to such Superior Proposal (provided, however, that in such event, the Company terminates the Merger Agreement and enters into a definitive Alternative Proposal Agreement with respect to such Superior Proposal), then the Company Board may effect a Company Recommendation Change, if and only if:

(i)	the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the Alternative Proposal constitutes a Superior Proposal, or in the case of a Fiduciary Change that failure to effect a Company Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of the Company; and
(ii)	if the Company Board makes a Company Recommendation Change in connection with a Superior Proposal, the Company validly terminates the Merger Agreement in accordance with its terms, including the payment of an amount equal to $400,000 (the “Termination Fee”); provided, however, that (A) prior to terminating this Agreement, the Company must give Parent at least three (3) days' notice thereof, attaching the Alternative Proposal Agreement (or, if applicable, the most current draft thereof), which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect in which case the three-day period referred to herein shall be 48 hours, and (B) if, within such three-day period (or where applicable, 48-hour period), Parent makes an offer that the Board of Directors of the Company determines in good faith is more favorable to the stockholders of the Company (other than Parent, Merger Sub and their respective Affiliates), from a financial point of view, than such Superior Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing and other aspects of such offer which the Company's Board of Directors deems relevant), and agrees in writing to all adjustments in the terms and conditions of the Merger Agreement as are necessary to reflect such offer, the Company's notice of termination with respect to such Superior Proposal will be deemed to be rescinded and of no further force and effect and, if the Company or any subsidiary of the Company has entered into a Superior Proposal Agreement, it will promptly terminate such agreement.

The Company will keep Parent reasonably informed regarding the matters contemplated by the foregoing (including any Alternative Proposals). Without limiting the generality of foregoing, (i) the Company will promptly notify Parent if any proposals or offers with respect to an Alternative Proposal are received by the Company or any of its representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter will keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any material amendments thereto), including any change in the Company's intentions as previously notified, and (ii) the Company agrees that it will promptly notify Parent if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its representatives indicating, in connection with such notice, the status of any such discussions or negotiations, including any change in the Company's intentions as previously notified. The Company agrees that it and its subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.

Change of the Company Recommendation. Subject to the provisions described below, the Company's Board has resolved to recommend that Company stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Recommendation.” The Company's Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

The Company Board may not make a Company Recommendation Change in connection with a Fiduciary Change unless: (i) the Company provides Parent with written information describing such Fiduciary Change in reasonable detail as soon as reasonably practicable after becoming aware of it; (ii) the Company keeps Parent reasonably informed (orally and in writing) of developments with respect to such Fiduciary Change; (iii) the Company notifies Parent in writing at least four (4) business days before making a Company Recommendation Change with respect to such Fiduciary Change of its intention to do so and specifies the reasons therefor; and (iv) if Parent makes a written proposal during such four business day period to adjust the terms and conditions of this Agreement (such written proposal which shall be in a form that would create a binding contract if accepted by the Company), the Company Board, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable law.

Nothing contained in the Merger Agreement prohibits the Company or the Company's Board, directly or indirectly through its representatives, from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with the directors' exercise of their fiduciary obligations to the Company's stockholders under applicable law or would constitute a violation of applicable law. It is understood and agreed that, for purposes of the Merger Agreement, a factually accurate public statement by the Company that describes the Company's receipt of an Alternative Proposal and the operation of the Merger Agreement with respect thereto, or any “stop, look and listen” communication by the Company's Board, shall not constitute a Company Recommendation Change or an approval or recommendation with respect to any Alternative Proposal.

Neither Parent nor Merger Sub, nor any of their respective affiliates, shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any person, or have any discussions or other communications with any other Person, in any such case with respect to any Alternative Proposal involving the Company.

For purposes of the Merger Agreement:

(i)	“Acceptable Confidentiality Agreement” means a customary confidentiality and standstill agreement that contains confidentiality and standstill provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided, however, that such confidentiality agreement shall not be required to restrict a person from communicating an Alternative Proposal to the Company Board) or, to the extent applicable, a confidentiality agreement entered into prior to the execution of the Merger Agreement.
(ii)	“Alternative Proposal” means any proposal, indication or offer, including any proposal, indication or offer from or to the Company's stockholders, made by any person or group (as defined under Rule 13d-5(b) of the Exchange Act) other than Parent or its subsidiaries and/or affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any (A) transaction or series of transactions (involving any merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar direct or indirect transaction with respect to the Company and/or any subsidiary or subsidiaries of the Company or the issuance or acquisition of Shares or other equity securities of the Company whose business or businesses constitute twenty percent (20%) (in number or voting power) or more of the assets, revenues or earnings of the Company and its subsidiaries, taken as a whole, (B) acquisition, license or purchase of assets of the Company and/or its subsidiaries equal to twenty percent (20%) or more of the consolidated assets of the Company and its subsidiaries or to which twenty percent (20%) or more of the Company's revenues or earnings on a consolidated basis are attributable or (C) acquisition of beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of equity interests representing a twenty percent (20%) or greater economic or voting interest in the Company or tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group (as defined under Rule 13d-5(b) of the Exchange Act) beneficially owning equity interests representing a twenty percent (20%) (in number or voting power) or greater economic or voting interest in the Company.

(iii)	“Superior Proposal” means any bona fide Alternative Proposal (except that references to “twenty percent (20%) or more” in the definition thereof will be deemed to be references to “fifty percent (50%) or more”) made by any person that is on terms that the Company's Board determines in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of the proposal, as well as any modification to the Merger Agreement that Parent and Merger Sub propose to make in accordance with terms of the Merger Agreement, are more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement.
(iv)	“Fiduciary Change” means the Company Board, prior to the Company Required Vote, determines it is obligated to make a Company Recommendation Change because such a change is advisable to comply with its fiduciary duties to stockholders of the Company, including for circumstances as set forth in Frontier Oil Corp. v. Holly Corp., 2005 WL 1039027, (Del. Ch. Apr. 29, 2005).

Proxy Statement and Company Stockholder Meeting. In the event that a Company Stockholder Meeting is required in order to obtain the Company Required Vote and complete the Merger, as soon as reasonably practicable following the Offer Acceptance Time or the Expiration Date the Company will prepare and file a Proxy Statement of the Company (the “Proxy Statement”) with the SEC. Each of the parties agrees to reasonably cooperate and consult with each other in the preparation of the Proxy Statement, including furnishing necessary information required to be set forth in the Proxy Statement. Following clearance of the Proxy Statement, the Company will mail the Proxy Statement to the Company’s shareholders and duly call and hold a special meeting of the Company’s shareholders (the “Company Stockholder Meeting”) for the purpose of voting upon approval of the Merger Agreement and the transactions related thereto, including the Merger. Except as otherwise permitted by the Merger Agreement, the Company Board will recommend a vote in favor of such approval at the Company Stockholder Meeting.

Access to Information. Until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Cartesian has agreed to provide Parent and its representatives access during normal business hours, upon reasonable prior notice, to Cartesian's officers, employees, properties, books and records, as Parent may reasonably request, subject to customary exceptions and limitations.

Employee Matters. Parent, the Surviving Corporation and their respective subsidiaries will give those employees who are, as of the Effective Time, employed by the Company and its subsidiaries full credit for purposes of determining eligibility and vesting (but not for purposes of any benefit accruals) under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any of their respective subsidiaries (other than any defined benefit or equity-based plans) to the same extent recognized by the Company and its subsidiaries, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees, to the same extent waived by the Company and its subsidiaries or otherwise not subject to a limitation by the Company and its subsidiaries. provide credit under any welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs, and honor in accordance with their terms all employee benefit plans or arrangements maintained by the Company immediately prior to the Effective Time. However, nothing in the Merger Agreement is intended to give any person any legal or equitable or other rights or remedies by reason of the foregoing or prevent the termination or modification of employment, benefits, or any benefits plan in accordance with its terms.

Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that from the Effective Time and for a period of six (6) years thereafter, Parent and the Surviving Corporation will jointly and severally: (i) indemnify and hold harmless each individual who served as a director or officer of the Company or its subsidiaries prior to the Effective Time (collectively, the “Indemnified Parties”) (in such person's capacity as such and not as stockholders of the Company or any of its subsidiaries) to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any claim and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, any expenses incurred in investigating, defending, settling or otherwise participating in any claim in advance of the final disposition of such claim, including payment with respect to enforcing any rights related thereto; provided, that such Indemnified Party must undertake to repay such advanced expenses if a court of competent jurisdiction determines the Indemnified Party was not entitled to such expenses and the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

In the event any claim is brought against any Indemnified Party, Parent and the Surviving Corporation are required to use all commercially reasonable efforts to assist in the vigorous defense of such matter, provided that neither Parent nor the Surviving Corporation may settle any claim without the prior written consent of such Indemnified Party if and to the extent the claimant seeks any non-monetary relief (including any admission of liability or guilt) from such Indemnified Party. Notwithstanding the foregoing, an Indemnified Party is entitled to control the defense of any action with counsel of its own choosing reasonably acceptable to Parent and Parent and the Surviving Corporation will cooperate in the defense thereof; provided, that Parent will not be liable for the fees of more than one counsel for all Indemnified Parties, other than local counsel, unless a conflict of interest shall be caused thereby.

The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to the Merger Agreement extend to acts or omissions occurring at or before the Effective Time and any claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement by the Company Board and the Company's stockholders and the consummation of the transactions contemplated hereby and any claim relating thereto) and all rights to indemnification and advancement conferred thereunder continue as to an individual who has ceased to be a director or officer of the Company or its Subsidiaries at or prior to the Effective Time and inure to the benefit of such individual's heirs, executors and personal and legal representatives.

From the Effective Time and for a period of six (6) years thereafter, Parent and the Surviving Corporation will keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Merger Agreement between or among the Company or any of its subsidiaries and any Indemnified Party providing for the indemnification of and advancement of expenses to such Indemnified Party.

Parent agrees that all rights to indemnification and advancement of expenses and all limitations of liability existing in favor of the Indemnified Parties as provided in the Company's Certificate of Incorporation or Bylaws or in the corresponding constituent documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

Parent and the Surviving Corporation, jointly and severally, will pay all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations described above.

Loans. Upon signing of the Merger Agreement, Parent’s designee, Auto Cash Financing, Inc., a wholly owned subsidiary of BCH, committed to make available a secured loan to the Company of up to One Million Dollars ($1,000,000) to be used for working capital of the Company or its subsidiaries (the “Working Capital Loan”). Amounts funded under the Working Capital Loan bear interest at an annual rate of ten percent (10%) and are secured by a lien on all assets of the Company (including all direct and indirect equity interests owned by the Company) and all assets of each subsidiary of the Company, subordinate only to Permitted Encumbrances as defined in the Security Agreement covering the Working Capital Loan (the “Security Agreement”) or any Permitted Security (as defined in the Debenture covering the Working Capital Loan (the “Debenture”)). The Working Capital Loan is subject to the other terms and conditions reflected in the Term Loan Note for Working Capital, the Security Agreement and the Debenture.

Termination. The Merger Agreement may be terminated at any time prior to the Offer Acceptance Time or the Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and Cartesian;
•	by either Parent or Cartesian, if the Effective Time has not occurred on or before the Outside Date, however, such right to terminate is not be available to any party to the Merger Agreement whose breach of any covenant or agreement of the Merger Agreement principally causes the failure of the Effective Time to occur by the Outside Date;
•	by either Parent or Cartesian if (i) if any governmental entity of competent jurisdiction issues a final nonappealable order which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or (ii) if any state or federal law, rule or regulation is adopted or issued that has the effect of prohibiting the Merger.
•	by either Parent or Cartesian at any time after the Expiration Date if the Offer Acceptance Time has not occurred;
•	by Parent if it is not in material breach of the Merger Agreement , and if (A) any of the representations and warranties of the Company under the Merger Agreement are or become untrue or incorrect such that the condition that all of the representations and warranties of the Company shall be true and correct in all respects would not be satisfied, provided, however, that for purposes of this section, no effect is given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and instead, for purposes of such section, such representations and warranties are deemed to be true and correct in all respects unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Company Material Adverse Effect or (B) there has been a material breach on the part of the Company of any of its covenants or agreements under the Merger Agreement such that the condition that the Company shall have performed in all material respects all of its respective obligations required to be performed by it under the Merger Agreement would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within thirty (30) business days after notice to the Company; Parent and Merger Sub;
•	by Parent if (A) the Company Board fails to include the Company Recommendation in the Schedule 14 D-9 or the Proxy Statement or effects a Company Recommendation Change, (B) the Company Board approves or recommends, or proposes publicly to approve or recommend, any Alternative Acquisition Agreement, Alternative Proposal or any Superior Proposal other than the Merger Agreement, and/or permits the Company to enter into an Alternative Acquisition Agreement related to an Alternative Proposal or a Superior Proposal, (C) the Company fails to call the Company Stockholder Meeting or shall have failed to deliver the Proxy Statement in material breach of the Merger Agreement and such failure is not due to any material breach by Parent or Merger Sub of their obligations to reasonably cooperate and consult with each other in the preparation of the Proxy Statement, or (D) a tender offer or exchange offer for outstanding shares of Common Stock is commenced (other than by Parent or Merger Sub or their respective affiliates) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or within ten business days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer;
•	by Cartesian in order to enter into an Alternative Proposal Agreement providing for the implementation of the applicable Superior Proposal pursuant to and in accordance with the terms and conditions of the Merger Agreement; provided that the Company shall not have a right to terminate the Merger Agreement pursuant to this provision unless concurrently with such termination the Company duly executes and validly delivers such Alternative Proposal Agreement to the counterparty thereto and pays the Termination Fee;
•	by Cartesian if it is not in material breach of the Merger Agreement, and if (A) any of the representations and warranties of Parent and Merger Sub under the Merger Agreement are or become untrue or inaccurate such that the condition that all of the representations and warranties of Parent and Merger Sub shall be true and correct in all respects would not be satisfied, provided, however, that for purposes of this section, no effect is given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect; provided, further, that, for purposes of such section, such representations and warranties are deemed to be true and correct in all respects unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Parent Material Adverse Effect or (B) there has been a material breach on the part of Parent or Merger Sub of any of their respective covenants or agreements under the Merger Agreement such that the condition that Parent or Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under the Merger Agreement would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within thirty (30) business days after notice to Parent and Merger Sub.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will immediately become void and have no effect, without any liability on the part of Parent, Merger Sub or Cartesian, except that (i) certain specified provisions of the Merger Agreement will survive such termination, including the provision described under the heading “ Termination Fee” below, and (ii) subject to the terms of the Merger Agreement, none of Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of the Merger Agreement.

Termination Fee. Cartesian has agreed to pay Parent a termination fee of $400,000 in cash (the “Termination Fee”) if:

•	the Merger Agreement is terminated by Parent because the Company Board fails to include a Company Recommendation in the Schedule 14D-9 or the Proxy Statement, pursuant to a Change in Recommendation or the Company fails to call the Company Stockholder Meeting or deliver the Proxy Statement in accordance with the terms of the Merger Agreement;
•	the Merger Agreement is terminated by Parent if any of the representations and warranties of the Company pursuant to the Merger Agreement are or become untrue or incorrect as described above;
•	the Merger Agreement is terminated by Parent following a breach on the part of the Company of any of its covenants or agreements under the Merger Agreement, and, in either such case, such breach has not been, or cannot be, cured within thirty (30) business days after notice to the Company;
•	the Merger Agreement is terminated by Cartesian to accept a Superior Proposal in accordance with the terms of the Merger Agreement;
•	the Merger Agreement is terminated by Parent or Cartesian:
•	if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
•	if the Effective Time does not occur on or before the Outside Date; or
•	if any state or federal law, rule or regulation is adopted or issued that has the effect of prohibiting the Merger.

Parent's right to receive the Termination Fee is the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its affiliates, as applicable, against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation. Upon payment of the Termination Fee none of Parent nor Merger Sub or any of their respective affiliates nor any other Person shall have any rights or claims against the Company or any of its affiliates under or relating to the Merger Agreement or the transactions contemplated thereby.

Specific Performance. Parent, Merger Sub and Cartesian have acknowledged and agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of the Merger Agreement (including failing to take such actions as are required of it thereunder to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions and that, accordingly, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions in accordance with the Merger Agreement to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are paid by the party incurring such expense.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware.

Tender and Support Agreement

As a condition to entering into the Merger Agreement, the Parent required that each of the Company's officers and directors (the “Supporting Stockholders”) enter into a Tender and Support Agreement (“Support Agreement”) in favor of Parent and Merger Sub. The Supporting Stockholders collectively beneficially owned, in the aggregate, 1,004,188 Shares as of March 21, 2018 (or approximately 10.6% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 21, 2018).

The Support Agreement includes, among other things, an agreement by the Company's officers and directors to irrevocably tender all of their Shares in the Offer. The Tender and Support Agreement also provides that the Supporting Stockholders will vote their Shares (i) against any against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (B) result in any of the conditions set forth in Section 9 of the Merger Agreement not being satisfied on or before July 31, 2018; (ii) against any change in the Company Board of Directors that is not contemplated by the Merger Agreement; and (iii) against any Alternative Proposal.

Each Supporting Stockholder also grants a proxy appointing Parent as such Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Supporting Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize the voting power in the Support Agreement. The obligations of the Supporting Stockholders are subject to the terms and conditions of the Support Agreement.

The Support Agreement acknowledges that the officers and directors are entering into such agreement solely in their capacity as stockholders and therefore does not limit their fiduciary duties or taking any action in their capacity as an officer or director of the Company.

Rights Agreement

On March 21, 2018, the Company entered into an Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of July 19, 2010, by and between the Company and Computershare Trust Company, N.A. (“Rights Agreement”) to provide that the rights issued under the Rights Agreement would be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Working Capital Loan

Pursuant to the Merger Agreement, Parent agreed that Parent or its designee would make a working capital loan to the Company of $1,000,000. In connection with the loan transaction, the Company issued a Term Loan Note for Working Capital dated March 21, 2018 (“Working Capital Note”) with Parent's designee, Auto Cash Financing, Inc.., a wholly owned subsidiary of BCH (“Lender”) that bears interest at an annual rate of ten percent (10%). The Working Capital Note is secured by a lien on all assets of the Company and its subsidiaries (except certain assets that are pledged by the Company to Elutions Capital Ventures S.a. r.l) pursuant to (i) a Security Agreement dated March 21, 2018 (“Security Agreement”) among the Company, its U.S. subsidiaries, and Lender, and (ii) a Debenture dated March 27, 2018 among the Company's foreign subsidiaries and Lender (the “Debenture”). The liens under the Security Agreement and the Debenture are subordinate only to Permitted Encumbrances (as defined in the Security Agreement) and any Permitted Security (as defined in the Debenture).

Non-Disclosure Agreement

The Company and BCH entered into a Non-Disclosure Agreement dated November 28, 2017 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, BCH and the Company agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible acquisition of the Company by BCH, will not be disclosed or used for any other purpose.

This summary of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Cartesian.

Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and all of the equity interests in, Cartesian. The Offer, as the first step in the acquisition of Cartesian, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as soon as practicable following a favorable vote on the adoption of the Merger Agreement by the Cartesian stockholders.

If you tender your Shares in the Offer and we accept such Shares for payment and consummate the Offer, you will cease to have any equity interest in Cartesian or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Cartesian. Similarly, after our acceptance for payment of any Shares you tender in the Offer or upon the conversion of your Shares into the right to receive the Merger Consideration in the subsequent Merger, you will not bear the risk of any decrease in the value of Cartesian.

Company Required Vote. If the Offer is consummated, we will seek the approval of the remaining stockholders of Cartesian before effecting the Merger. Specifically, the Merger Agreement must be approved by the affirmative vote of a majority of the outstanding shares of Company Common Stock (the “Company Required Vote”). However, if 90% or more of the outstanding shares are purchased in the Offer, the Merger may be effected under Section 253 of the DGCL by a resolution adopted by the Merger Sub's board of directors without the need for a Company Required Vote.

No other corporate proceedings on the part of the Company are necessary to approve the Merger Agreement or to consummate the transactions contemplated thereby. In the event that a special stockholder meeting is needed in order to obtain the Company Required Vote, it will be called and held as soon as reasonably practicable following the date of the Offer Acceptance Time or the Expiration Date, as the case may be. The Company will prepare and file a Proxy Statement of the Company (the “Proxy Statement”) with the SEC and it will be mailed to the remaining Cartesian stockholders approximately thirty (30) days prior to the date the special stockholders meeting is held.

13.	Certain Effects of the Offer.

Stock Quotation. The Shares are currently quoted on the OTCQB Marketplace. Immediately following the consummation of the Merger, the only stockholder of the Company will be Parent. The Company Common Stock will be removed from the OTCQB Market as promptly as practicable after the Effective Time.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Cartesian to the SEC. The Company Common Stock will be deregistered after completion of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cartesian will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Cartesian securities (including the Shares).

15.	Conditions of the Offer.

(1) Notwithstanding any other terms of the Offer or the Merger Agreement, Merger Sub shall not be obligated to irrevocably accept for purchase or, subject to purchase any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to purchase or return the tendered Company Common Stock promptly after termination or withdrawal of the Offer), purchase any Company Common Stock validly tendered (and not properly withdrawn prior to the Expiration Date) pursuant to the Offer (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of shares of Company Common Stock that, considered together with all other shares of Company Common Stock (if any) beneficially owned by Parent and its controlled Affiliates (excluding any shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more than 50% of the sum of (i) the total number of shares of Company Common Stock outstanding at the time of the expiration of the Offer, plus (ii) the aggregate number of shares of Company Common Stock then issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options) (such condition, the “Minimum Condition”);

(2) In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, irrevocably accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), purchase any shares of Company Common Stock validly tendered (and not validly withdrawn prior to the Expiration Date) pursuant to the Offer (and not theretofore accepted for purchase) if at any time on or after the date of the commencement of the Offer and prior to the Expiration Date, any of the following events shall occur and be continuing at the Expiration Date:

(a)	the Merger Agreement shall have been terminated in accordance with its terms;
(b)	any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and restrains, enjoins or otherwise prohibits, or issued a final and nonappealable order, or taken any other action, that is in effect and permanently restrains, enjoins or otherwise prohibits, in each case, the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;
(c)	(i) other than representations set forth in clauses (ii), (iii) and (iv) below, the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or similar standard or qualification) as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case representation and warranty shall not have been true and correct as of such earlier date), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); (ii) the representation and warranty of the Company set forth in clause (b) of the first sentence of Section 5.8 of the Merger Agreement (Absence of Certain Changes or Events) shall not have been true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date and time(except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 5.2 of the Merger Agreement (Capitalization) and Section 5.3 of the Merger Agreement (Authority; No Violation) shall not have been true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date), except for de minimis inaccuracies; and (iv) the representations and warranties set forth in Section 5.1 of the Merger Agreement (Corporation Organization) and Section 5.7 of the Merger

Agreement (Broker's Fees) shall not have been true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or similar standard or qualification) in all material respects as of the date of the Agreement or as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct in all material respects as of such earlier date);

(d)	the Company shall not have performed or complied in all material respects with the obligations or covenants required to be performed by it under the Merger Agreement and such failure to perform or comply shall not have been cured prior to the Expiration Date;
(e)	the Company shall not have delivered to Parent, dated as of the Expiration Date, a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in the foregoing clauses (2)( c) and (2)( d) have been satisfied as of immediately prior to the Expiration Date; or
(f)	since the date of the Merger Agreement, there shall have occurred and be continuing any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time on or before the Expiration Date, in the sole discretion of Parent and Merger Sub; provided that the Minimum Condition may be waived by Parent and Merger Sub only with the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion, in each case, subject to terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. For the avoidance of doubt, all of the foregoing conditions to the Offer must be satisfied or waived (to the extent waiver is permitted by applicable law) on or before the Expiration Date.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Cartesian with the SEC and other information concerning Cartesian, we are not aware of any governmental license or regulatory permit that appears to be material to Cartesian's business that might be adversely affected by our acquisition of Shares or the Merger as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under the heading “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without significant conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences would not result to Cartesian's business, any of which, under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Cartesian is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who beneficially owns 15% or more of a Delaware corporation's outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” subject to certain exceptions. Cartesian is not subject to Section 203 of the DGCL because the Cartesian does not have a class of voting stock that is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders.

Cartesian, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Cartesian for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, the holders of Shares who (i) have not tendered their Shares in the Offer or voted in favor of the Merger or consented thereto in writing, (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Appraisal rights cannot be exercised at this time. A separate notice of appraisal rights will be sent to stockholders entitled to demand appraisal rights. The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company's stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to adopt the Merger Agreement that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the surviving corporation of the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated without a vote of stockholders pursuant to Section 253 of the DGCL, the surviving corporation of the Merger will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. No appraisal rights are available in connection with the Offer. The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult legal counsel.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Offer Price.

18.	Fees and Expenses.

Parent has retained Broadridge Corporate Issuer Solutions, Inc. to be the information agent (the “Information Agent”) and to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Cartesian has advised Merger Sub that it will file with the SEC on the date hereof its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Cartesian Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Cartesian” above.

Cartesian Holdings, Inc.

April 10, 2018

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB

Set forth below are the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the managers, directors and executive officers and control persons of each member (other than natural persons) of the Offeror Group. The current business address of each member of the Offeror Group and their respective managers, directors and executive officers is c/o Cartesian Holdings, LLC, 5425 Wisconsin Ave, Suite 701, Chevy Chase, MD 20815, and the business telephone number is (240) 223-1333.

Merger Sub

Directors and Executive Officers of Merger Sub

The following table sets forth information about Merger Sub's directors and executive officers as of April 9, 2018.

Name	Position
Murry N. Gunty	President
Kevin Kuby	Director, Vice President and Secretary
David A. Hartman	Director and Treasurer
Jack Myers	Director
Ryan Scott	Director

Murry Gunty is the President of Merger Sub and, since February 2015, the Founder and Chief Executive Officer of Blackstreet Capital Holdings, LLC (“BCH”), a permanent, private holding company that owns and operates a series of private businesses. Mr. Gunty graduated from Harvard College, where he received an A.B. in economics, and Harvard Business School, where he received an MBA. Prior to founding BCH, in November 2002 Mr. Gunty founded Blackstreet Capital Management, LLC (“BCM”), which managed a series of private equity funds under the name Blackstreet Capital Partners. Prior to founding BCM, Mr. Gunty was a General Partner at Jacobson Partners, LP, a Partner at Lazard Freres Real Estate Investors, LLC and worked at the Blackstone Group as an analyst.

Kevin Kuby is a Vice President and Secretary of Merger Sub and, since February 2015, the Executive Vice President and Chief Restructuring Officer of BCH. From January 2012 until he joined BCH, Mr. Kuby was a Managing Director at BCM. Mr. Kuby received an MBA from the University of Chicago and a B.A. in Economics from the University of Illinois – Urbana / Champaign. He was previously a Managing Director at Alvarez & Marsal, a Senior Managing Director at FTI Consulting and a Director at PricewaterhouseCoopers.

David Hartman is the Treasurer of Merger Sub and, since February 2015, Senior Vice President – Operations of BCH. Prior to working at BCH, he worked at BCM starting in December 2009. Mr. Hartman is a graduate of the University of Virginia’s McIntire School of Commerce with a B.S. in Finance and MIS. Previously, from June 2007 to December 2009, Mr. Hartman served as Chief Financial Officer of Elderlife Financial Services and, before that, spent nearly eight years at Chase Manhattan Bank, N.A. in New York City.

Jack Myers, CFA has been an Associate of BCH since July 2017. Previously, from June 2013 to June 2017, Mr. Myers worked in the investment banking division of FBR & Co. Mr. Myers graduated from Wake Forest University with a B.S. in Finance and is a CFA charterholder.

Ryan J. Scott has been with BCH since February 2015. Since January 2018, Mr. Scott has served primarily as a Vice President of Black Bear Sports Group, a private division of BCH, which owns and operates sports and entertainment facilities and youth sports events. Previously, from June 2012 until he joined BCH, Mr. Scott was an Associate with BCM. Mr. Scott holds a Bachelor of Liberal Arts degree from Williams College.

Parent and BCH

Merger Sub is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of BCH. Parent has no executive officers and is a member-managed limited liability company.

Managers of BCH

The following table sets forth information about BCH's board of managers as of April 9, 2018.

Name	Position
Murry N. Gunty	Manager
Dennis A. Cahill	Manager
Stephen Chang	Manager

Executive Officers of BCH

Name	Position
Murry N. Gunty	Chief Executive Officer
Robert Dragonette	Chief Financial Officer
Kevin Kuby	Executive Vice President and Chief Restructuring Officer

Dennis A. Cahill is currently the Chairman of the Board of Think Direct Marketing Group, Inc. and Chairman of the Board of IMarketing , Inc. and Terminal Shipping Company. Since 2003, Mr. Cahill has been a member of the Investment Committee and Advisory Board of Blackstreet Capital Partners, LP and Blackstreet Capital Partners II, LP including since its original formation (collectively “Blackstreet”). Blackstreet was a series of private equity funds with approximately $200 million of committed capital that focused on controlled buyouts of corporate orphans and distressed businesses with revenues of $100 million or less. In 2008, Mr. Cahill co-invested with Blackstreet to acquire 100% of Think Direct Marketing Group, Inc (“TDMG”) and became Chairman and CEO of the company. Mr. Cahill also co-invested with Blackstreet to acquire 100% of iMarketing Direct Solutions, Corp, a Canadian direct marketing firm. Mr. Cahill is a Member of the Board of Managers of BCH, a Member of the Board of Managers of Ice Rink Holdings, and a Member of the Board of Directors of Black Bear Sports Group, Inc., all of which are affiliates of BCH. Mr. Cahill is also a paid advisor to BCH. In 2011, Mr Cahill was a Finalist for the Ernst & Young Entrepreneur of the Year award in Maryland. From 2003 to 2008, Mr. Cahill was also Executive Chairman of the Board of Signal Perfection, Ltd. (“SPL”), the nation’s second largest audio, video and videoconferencing design, engineering and installation firm. In 2003, Mr. Cahill co-invested to acquire 100% of SPL with Boston Ventures, a media and communications-focused private equity firm with $3 billion of committed capital. In 2008, SPL merged with Audio Visual Innovations, Inc., the nation’s largest audio, video and videoconferencing firm, and sold majority control of the merged company, AVI-SPL, to Silverlake Capital Partners. Silverlake is a technology focused private equity firm located in Silicon Valley with $14 billion of committed capital. Mr. Cahill was a Board Member of AVI-SPL and is currently a minority shareholder of AVI-SPL. From 1997-2002, Mr. Cahill was Executive Vice President and Chief Financial Officer and minority shareholder of privately-held Dental Benefit Providers (“DBP”). In 1999, Mr. Cahill and the founders of DBP sold 80% of the company to United Healthcare (NYSE: UHC). As part of the 1999 sale, Mr. Cahill and the founders remained as the Executive management team of DBP and in late 2002, they sold their remaining 20% ownership of DBP to UHC. From 1991-1996, Mr. Cahill was Executive Vice President-Office of the Chairman for Integrated Health Services, Inc. (NYSE: IHS). From 1980-1991, Mr. Cahill was a Senior Manager of KPMG Peat Marwick, focusing on Merger and Acquisition advisory and Auditing services for Fortune 1000 companies. Mr. Cahill is the former Executive Chairman of the Board of Signal Perfection, Ltd. and American Combustion Industries and a former Director of Florida Tile, Inc., AVI-SPL and DENEX, Inc. He received a B.S. degree from the School of Management at Boston College in 1980 and is a Certified Public Accountant (CPA).

Stephen Chang is founder and, since March 2012, has been the managing partner of Acrewood Holdings LLC, a specialty private financing investor, and, since January 2009, Chief Investment Officer of LBCW Investments, the Hamlin Family office, a privately-held alternative investments partnership. Prior to LBCW, Mr. Chang spent 13 years as an investment banker at Citigroup and Deutsche Bank, and prior to that founded and sold two software companies to public acquirers. Currently Mr. Chang serves on the boards of: New Era Ltd, an IT services provider; Elegantree Capital, a hedge fund; SFH buy-to rent fund Lafayette Homes; BCH; Cendana Capital, a seed fund-of-funds; and Akkadian Ventures. Mr. Chang received an A.B. cum laude in Applied Mathematics from Harvard University, and an MBA in Finance from the Wharton School at the University of Pennsylvania.

Rob Dragonette joined BCH in April 2016 as Chief Financial Officer. From November 2014 to April 2016, he was Chief Financial Officer at D.M. Bowman Inc., a transportation and logistics business, and from September 2010 to November 2014, he was Senior Vice President at QDMH Marketing Partners. From September 2008 to August 2010, Mr. Dragonette was Chief Financial Officer at Mosaic and, prior to that, since 1998 he was Chief Financial Officer at Barton Cotton, direct marketing companies. His experience includes roles at KPMG Peat Marwick, Marriott International and Fusion Systems. Mr. Dragonette is a graduate of the Robert H. Smith School of Business at the University of Maryland.

Biographical Information for each other person is included above under the heading “Directors and Executive Officers of Merger Sub.”

BCH Investors and BCI

BCH Investors, LLC, a Delaware limited liability company (“BCH Investors”), is the controlling equityholder of BCH. Blackstreet Capital Investors, LLC, a Delaware limited liability company, is the controlling equityholder of BCH Investors, and is controlled by Murry N. Gunty.

BCH Investors and BCI do not have executive officers.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary and Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

If delivering via a USPS Service:	If delivering via UPS, Fedex or Overnight Courier:

Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub's expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

Questions:
Telephone: (855) 793-5068
Email: shareholder@broadridge.com